EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement on Form F-4 Amendment No. 1 and the related joint information statement/prospectus, which is part of this Registration Statement, for the registration of common shares and to the incorporation by reference therein of our reports dated April 29, 2016, with respect both to the consolidated financial statements of Enersis Américas S.A. and subsidiaries at December 31, 2015 and to the effectiveness of internal control over financial reporting of Enersis Américas S.A. and subsidiaries as of December 31, 2015, included in its Annual Report (Form 20-F) for the year ended December 31, 2015, filed with the Securities and Exchange Commission.

/s/ EY Ltda.
EY Ltda.

Santiago, Chile

July 15, 2016